Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the First Quarter of 2014, a $100.0 Million Stock Buyback Program, and Increases its Quarterly Dividend

Monaco—(Marketwired – April 28, 2014) - Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the “Company”) today reported its results for the three months ended March 31, 2014.

Results for the three months ended March 31, 2014 and 2013

For the three months ended March 31, 2014, the Company had net income of $53.3 million, or $0.28 basic and diluted earnings per share.  The Company’s adjusted net income was $1.9 million (see Non-GAAP Measure section below), or $0.01 basic and diluted earnings per share, which excludes (i) a gain of $51.4 million, or $0.27 per share, resulting from the previously announced sales agreement of seven Very Large Crude Carriers (‘VLCCs’) under construction, and (ii) an unrealized gain on derivative financial instruments of $47,000 or $0.00 per share.

For the three months ended March 31, 2013, the Company had net income of $6.6 million, or $0.08 basic and diluted earnings per share.

Declaration of Dividend

On April 28, 2014, the Scorpio Tankers’ board of directors declared a quarterly cash dividend of $0.09 per share, payable on June 12, 2014 to all shareholders as of May 27, 2014 (the record date).  As of April 28, 2014, there are 199,718,567 shares outstanding.

Stock Buyback Program

Summary of Recent and First Quarter Significant Events:

•	Closed on the previously announced sales agreement of seven VLCCs under construction for a gain of $51.4 million.
•	Took delivery of three MR tankers under the Company’s Newbuilding Program, STI Texas City, in March 2014, and STI Opera and STI Duchessa, in January 2014.
•
Converted the Newbuilding Credit Facility from a term loan into a reducing revolving credit facility giving the Company the ability to draw down and repay the available commitments under the facility when needed.

•
Sold three of the Company’s older vessels, Noemi, Senatore, and STI Spirit for an aggregate selling price of $74.2 million, further emphasizing the Company’s commitment to a modern, fuel efficient fleet.

•	Declared and paid a quarterly cash dividend on the Company's common stock of $0.08 per share in March 2014.

Newbuilding Credit Facility conversion to a Revolver

In March 2014, the Company converted its Newbuilding Credit Facility with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB from a term loan to a reducing revolving credit facility.  This gives the Company the ability to draw down and repay the available commitments under the facility when needed. All other terms and definitions remain unchanged.

The amount available under this facility is $82.3 million and is fully drawn as of the date of this press release.  The amount available will reduce by $1.5 million each quarter until the maturity date in June 2019.

Vessel sales

As part of the Company’s commitment to a modern fuel efficient fleet, the Company recently sold three of its older vessels:

•	Two, 2004 built, LR1 product tankers, Noemi and Senatore, for an aggregate selling price of $44.0 million. These sales closed in March and April 2014, respectively.
•	The 2008 built LR2 product tanker, STI Spirit, for $30.2 million in April 2014.

The Company also made repayments of the debt associated with the three vessels sold for $43.9 million in aggregate.  These repayments and their resultant impact on our credit facilities are further described below.

Time charter-in update

In April 2014, the Company extended the time charter on an MR tanker that is currently time chartered-in.  The term of the agreement is for one year at $14,850 per day beginning in May 2014.  The Company has options to extend the charter for up to two consecutive one year periods at $15,200 per day and $16,200 per day, respectively.

In April 2014, the Company extended the time charter on an LR2 that is currently time chartered-in.  The term of the agreement is for six months at $15,250 per day beginning in May 2014.  The Company has an option to extend the charter for up to six months at $15,500 per day.

In March 2014, the Company extended the time charter on a Handymax tanker that is currently time chartered-in.  The term of the extension is for one year at $13,550 per day and began in April 2014.

In March 2014, the Company entered into a new time charter-in agreement on an LR1 vessel for one year at $15,000 per day.  The Company has options to extend the charter for up to two consecutive one year periods at $16,250 per day and $17,250 per day, respectively.  This vessel was delivered in March 2014.

In February 2014, the Company extended the time charters on two Handymax tankers that are currently time chartered-in.  The terms of the agreements are for one year at $13,650 per day beginning in April and May 2014.   The time charter beginning in April 2014 contains a 50% profit and loss sharing provision whereby the Company will split all of the vessel's profits and losses above or below the daily base rate with the vessel’s owner.

In February 2014, the Company entered into a new time charter-in agreement on an LR2 vessel that is currently time chartered-in.  The new agreement is for six months at $16,500 per day and commenced upon the expiration of the existing charter in February 2014.

In February 2014, the Company entered into a new time charter-in agreement on an LR2 vessel for one year at $15,000 per day.  The Company has an option to extend the charter for an additional six months at $16,250 per day.  This vessel was delivered in March 2014.

Conference Call

The Company will have a conference call on April 28, 2014 at 11:00 AM Eastern Daylight Time and 5:00 PM Central European Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866)-675-4790  (U.S.) or 1(913)-312-0643 (International).  The conference participant passcode is 3528758. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com.  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: http://www.visualwebcaster.com/event.asp?id=99087

Current Liquidity

As of April 25, 2014, the Company had $151.7 million in cash.

Debt

2010 Credit Facility

In January 2014, the Company drew down $72.4 million from the 2010 Revolving Credit Facility.

In March 2014, the Company repaid $22.5 million into this facility as a result of the sales of Noemi and Senatore.  Consequently, the availability of this facility reduced by such amount and the quarterly reduction reduced to $2.1 million from $3.1 million per quarter.  Additionally, we wrote off $0.2 million of deferred financing fees as a result of this repayment in the first quarter of 2014.

The amount available under the facility is now $47.8 million and is fully drawn as of the date of this press release.

2011 Credit Facility

In January 2014, the Company drew down $52.0 million from the 2011 Credit Facility.  In connection with this drawdown, STI Duchessa, STI Le Rocher and STI Larvotto were provided as collateral under the facility.  There are no further amounts available to draw under this facility.

2013 Credit Facility

In February 2014, the Company drew down $64.2 million from the 2013 Credit Facility.  In connection with this draw down, STI Opera, STI Fontvieille and STI Ville were provided as collateral under the facility.

In March 2014, the Company drew down $20.5 million from the 2013 Credit Facility to partially finance the delivery of STI Texas City.

STI Spirit Credit Facility

In April 2014, the Company repaid the outstanding balance under its STI Spirit Credit Facility of $21.4 million as a result of the sale of STI Spirit. $0.3 million of deferred financing fees will be written off as a result of this repayment in the second quarter of 2014.

As of April 28, 2014, the Company’s outstanding debt balance, and amount available to draw, is as follows:

	As of April 28, 2014
In millions of U.S. dollars	Amount outstanding	Amount available
2010 Revolving Credit Facility	$47.8	$-
STI Spirit Credit Facility	-	-
2011 Credit Facility	114.9	-
Newbuilding Credit Facility	82.3	-
2013 Credit Facility	84.7	440.3	(1)
K-Sure Credit Facility	-	458.3	(2)
KEXIM Credit Facility	-	429.6	(2)
Total	$329.7	$1,328.2

(1)	Availability can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding vessel and such vessel's fair market value at the date of drawdown.
(2)	Availability can be used to finance the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel specified in the agreement.

Newbuilding Program

During the first quarter of 2014, the Company made $190.9 million of installment payments on its newbuilding vessels, which included an aggregate of $60.0 million for the delivery instalment payments for STI Opera, STI Duchessa and STI Texas City.  The Company currently has 55 newbuilding vessel orders with HMD, SPP, HSHI and DSME (29 MRs, 14 Handymaxes and 12 LR2s).  The estimated future payment dates and amounts are as follows*:

Q2 2014	$347.9	million**
Q3 2014	477.4	million
Q4 2014	258.3	million
Q1 2015	186.8	million
Q2 2015	147.4	million
Total	$1,417.8	million

*These are estimates only and are subject to change as construction progresses.
**$22.8 million has been paid prior to the date of this press release.

Explanation of Variances on the First Quarter of 2014 Financial Results Compared to the First Quarter of 2013

For the three months ended March 31, 2014, the Company recorded net income of $53.3 million compared to net income of $6.6 million in the three months ended March 31, 2013.  The following were the significant changes between the two periods:

•
Time charter equivalent, or TCE revenue, a non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges).  TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.  The following table depicts TCE revenue for the three months ended March 31, 2014 and 2013:

	For the three months ended March 31,
In thousands of U.S. dollars	2014	2013
Vessel revenue	76,734	$44,924
Voyage expenses	(3,974)	(1,200)
TCE revenue	$72,760	$43,724

•
TCE revenue increased $29.0 million to $72.8 million.  This increase was primarily driven by an increase in the average number of operating vessels (owned and time chartered-in) to 50.7 from 29.6 for the three months ended March 31, 2014 and 2013, respectively.  This increase was offset by an overall decrease in time charter equivalent revenue per day to $15,906 per day from $16,597 per day for the three months ended March 31, 2014 and 2013, respectively (see the breakdown of daily TCE averages below).

•
Vessel operating costs increased $5.1 million to $13.1 million from $8.0 million for the three months ended March 31, 2014 and 2013, respectively. This increase was primarily driven by an increase in the Company’s owned fleet to an average of 20.2 vessels from 12.8 vessels for the three months ended March 31, 2014 and 2013, respectively.  The increase was augmented by an overall decrease in vessel operating costs per day to $7,185 per day from $6,840 per day for the three months ended March 31, 2014 and 2013, respectively (see the breakdown of daily TCE averages below).

•
Charterhire expense increased $19.7 million to $40.2 million from $20.5 million as a result of an increase in the average number of vessels time chartered-in to 30.5 from 16.8 for the three months ended March 31, 2014 and 2013, respectively.  See the Company’s Fleet List below for the terms of these agreements.

•
Depreciation expense increased $1.2 million to $6.0 million from $4.8 million primarily as a result of an increase in the average number of owned vessels to 20.2 from 12.8 for the three months ended March 31, 2014 and 2013, respectively.

•
General and administrative expenses increased $8.2 million to $11.0 million from $2.8 million. This increase was driven by a $6.5 million increase in the amortization of restricted stock (non-cash) and an overall increase in other general and administrative expenses due to the significant growth in the Company’s fleet and Newbuilding Program.

•	Gain on sale of VLCCs of $51.4 million relates to the gain recorded as a result of the sale of our VLCCs under construction.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Profit or Loss
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars except per share and share data	2014	2013
Revenue
Vessel revenue	$76,734	$44,924

Operating expenses
Vessel operating costs	(13,070)	(7,971)
Voyage expenses	(3,974)	(1,200)
Charterhire	(40,173)	(20,496)
Depreciation	(5,953)	(4,767)
General and administrative expenses	(10,966)	(2,759)
Gain on sale of VLCCs	51,419	-
Total operating expenses	(22,717)	(37,193)
Operating income	54,017	7,731
Other (expense) and income, net
Financial expenses	(399)	(1,399)
Realized gain on derivative financial instruments	17	68
Unrealized gain on derivative financial instruments	47	44
Financial income	27	181
Share of loss from associate	(324)	-
Other expenses, net	(47)	(15)
Total other expenses, net	(679)	(1,121)
Net income	$53,338	$6,610

Earnings per share

Basic and diluted	$0.28	$0.08

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)

	As of
In thousands of U.S. dollars	March 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$194,987	$78,845
Accounts receivable	84,448	72,542
Prepaid expenses and other current assets	3,855	2,277
Inventories	4,553	2,857
Vessels held for sale	61,410	82,649
Total current assets	349,253	239,170
Non-current assets
Vessels and drydock	631,385	530,270
Vessels under construction	649,718	649,526
Other assets	30,213	17,907
Investment in associate	209,479	209,803
Total non-current assets	1,520,795	1,407,506
Total assets	$1,870,048	$1,646,676

Current liabilities
Bank loans	27,744	10,453
Accounts payable	21,977	20,696
Accrued expenses	7,940	7,251
Derivative financial instruments	482	689
Bank loans related to vessels held for sale	27,617	21,397
Total current liabilities	85,760	60,486
Non-current liabilities
Bank loans	289,273	135,279
Derivative financial instruments	51	188
Total non-current liabilities	289,324	135,467
Total liabilities	375,084	195,953

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	2,021	1,999
Additional paid in capital	1,527,802	1,536,945
Treasury shares	(7,938)	(7,938)
Hedging reserve	(188)	(212)
Accumulated deficit	(26,733)	(80,071)
Total shareholders' equity	1,494,964	1,450,723
Total liabilities and shareholders' equity	$1,870,048	$1,646,676

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars	2014	2013
Operating activities
Net income	$53,338	$6,610
Gain on sale of VLCCs	(51,419)	-
Depreciation	5,953	4,767
Amortization of restricted stock	6,955	500
Amortization of deferred financing fees	155	255
Straight-line adjustment for charterhire expense	3	(31)
Share of loss from associate	324	-
Unrealized gain on derivative financial instruments	(47)	(44)
	15,262	12,057
Changes in assets and liabilities:
Drydock payments	-	(1,202)
Increase in inventories	(1,700)	(719)
Increase in accounts receivable	(11,906)	(11,211)
Increase in prepaid expenses and other current assets	(935)	(1,006)
Increase in other assets	(47)	-
Increase in accounts payable	3,125	593
Increase / (decrease) in accrued expenses	1,759	(88)
Interest rate swap termination payment	(274)	-
	(9,978)	(13,633)
Net cash inflow / (outflow) from operating activities	5,284	(1,576)
Investing activities
Acquisition of vessels and payments for vessels under construction	(199,055)	(155,180)
Proceeds from disposal of vessels	162,950	-
Net cash outflow from investing activities	(36,105)	(155,180)
Financing activities
Bank loan repayment	(27,674)	(1,838)
Bank loan drawdown	209,100	34,375
Debt issuance costs	(18,345)	(343)
Gross proceeds from issuance of common stock	-	465,037
Equity issuance costs	(42)	(15,774)
Dividends paid	(16,076)	-
Net cash inflow from financing activities	146,963	481,457
Increase in cash and cash equivalents	116,142	324,701
Cash and cash equivalents at January 1,	78,845	87,165
Cash and cash equivalents at March 31,	$194,987	$411,866

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months ended March 31, 2014 and 2013
(unaudited)

	For the three months ended March 31,
	2014	2013
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$15,896	$13,051

Average Daily Results
Time charter equivalent per day(2)	$15,906	$16,597
Vessel operating costs per day(3)	7,185	6,840

Aframax/LR2
TCE per revenue day (2)	$14,342	$19,172
Vessel operating costs per day(3)	7,386	6,960

Panamax/LR1
TCE per revenue day (2)	$20,063	$12,895
Vessel operating costs per day(3)	8,372	7,982

MR
TCE per revenue day (2)	$14,262	$18,259
Vessel operating costs per day(3)	6,466	5,852

Handymax
TCE per revenue day (2)	$16,736	$16,343
Vessel operating costs per day(3)	10,814	6,698

Fleet data
Average number of owned vessels	20.2	12.8
Average number of time chartered-in vessels	30.5	16.8

(1)	See Non-GAAP Measure section below

(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.  Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet List as of April 28, 2014

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Amber	2012	52,000	-	SMRP(4)	MR
3	STI Topaz	2012	52,000	-	SMRP(4)	MR
4	STI Ruby	2012	52,000	-	SMRP(4)	MR
5	STI Garnet	2012	52,000	-	SMRP(4)	MR
6	STI Onyx	2012	52,000	-	SMRP(4)	MR
7	STI Sapphire	2013	52,000	-	SMRP(4)	MR
8	STI Emerald	2013	52,000	-	SMRP(4)	MR
9	STI Beryl	2013	52,000	-	SMRP(4)	MR
10	STI Le Rocher	2013	52,000	-	SMRP(4)	MR
11	STI Larvotto	2013	52,000	-	SMRP(4)	MR
12	STI Fontvieille	2013	52,000	-	SMRP(4)	MR
13	STI Ville	2013	52,000	-	SMRP(4)	MR
14	STI Duchessa	2014	52,000	-	SMRP(4)	MR
15	STI Opera	2014	52,000	-	Spot (5)	MR
16	STI Texas City	2014	52,000	-	Time Charter (6)	MR
17	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
18	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
19	Venice	2001	81,408	1C	Spot	Post-Panamax

	Total owned DWT		1,046,391

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (7)
	Time chartered-in vessels
20	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,800	18-May-15
21	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$13,650	14-Apr-15	(8)
22	Jinan	2003	37,285	-	SHTP (1)	Handymax	$12,600	28-Apr-15
23	Iver Progress	2007	37,412	-	SHTP (1)	Handymax	$12,500	03-Mar-15	(9)
24	Iver Prosperity	2007	37,455	-	SHTP (1)	Handymax	$12,500	20-Oct-14	(10)
25	Histria Azure	2007	40,394	-	SHTP (1)	Handymax	$13,550	04-Apr-15	(11)
26	Histria Coral	2006	40,426	-	SHTP (1)	Handymax	$12,800	17-Jul-14	(12)
27	Histria Perla	2005	40,471	-	SHTP (1)	Handymax	$12,800	15-Jul-14	(12)
28	STX Ace 6	2007	46,161	-	SMRP(4)	MR	$14,150	17-May-14	(13)
29	Targale	2007	49,999	-	SMRP(4)	MR	$14,500	17-May-15	(14)
30	Gan-Triumph	2010	49,999	-	SMRP(4)	MR	$14,150	20-May-14
31	Nave Orion	2013	49,999	-	SMRP(4)	MR	$14,300	25-Mar-15	(15)
32	Gan-Trust	2013	51,561	-	SMRP(4)	MR	$16,250	06-Jan-16	(16)
33	Usma	2007	52,684	1B	SMRP(4)	MR	$14,500	03-Jan-15
34	SN Federica	2003	72,344	-	SPTP (2)	LR1	$11,250	15-May-15	(17)
35	SN Azzura	2003	72,344	-	SPTP (2)	LR1	$13,600	25-Dec-14
36	King Douglas	2008	73,666	-	SPTP (2)	LR1	$14,000	08-Aug-14	(18)
37	Hellespont Promise	2007	73,669	-	SPTP (2)	LR1	$14,250	14-Aug-14
38	Hellespont Progress	2006	73,728	-	SPTP (2)	LR1	$15,000	18-Mar-15	(19)
39	FPMC P Eagle	2009	73,800	-	SPTP (2)	LR1	$14,525	09-Sep-15
40	FPMC P Hero	2011	99,995	-	SLR2P (3)	LR2	$15,000	02-Nov-14	(20)
41	FPMC P Ideal	2012	99,993	-	SLR2P (3)	LR2	$15,250	09-Jul-14	(21)
42	Swarna Jayanti	2010	104,895		SLR2P (3)	LR2	$15,000	11-Mar-15	(22)
43	Densa Alligator	2013	105,708	-	SLR2P (3)	LR2	$16,500	17-Sep-14	(23)
44	Khawr Aladid	2006	106,003	-	SLR2P (3)	LR2	$15,400	11-Jul-15
45	Fair Seas	2008	115,406	-	SLR2P (3)	LR2	$16,500	21-Aug-14
46	Southport	2008	115,462		SLR2P (3)	LR2	$15,700	10-Dec-14
47	Four Sky	2010	115,708	-	SLR2P (3)	LR2	$16,250	02-Sep-14

	Total time chartered-in DWT		1,911,091

	Newbuildings currently under construction
	Vessel Name	Yard		DWT	Ice class	Vessel type
	Product tankers

48	Hull 2451	HMD	(24)	38,000	1A	Handymax
49	Hull 2452	HMD	(24)	38,000	1A	Handymax
50	Hull 2453	HMD	(24)	38,000	1A	Handymax
51	Hull 2454	HMD	(24)	38,000	1A	Handymax
52	Hull 2462	HMD	(24)	38,000	1A	Handymax
53	Hull 2463	HMD	(24)	38,000	1A	Handymax
54	Hull 2464	HMD	(24)	38,000	1A	Handymax
55	Hull 2465	HMD	(24)	38,000	1A	Handymax
56	Hull 2476	HMD	(24)	38,000	1A	Handymax
57	Hull 2477	HMD	(24)	38,000	1A	Handymax
58	Hull 2478	HMD	(24)	38,000	1A	Handymax
59	Hull 2479	HMD	(24)	38,000	1A	Handymax
60	Hull 2499	HMD	(24)	38,000	1A	Handymax
61	Hull 2500	HMD	(24)	38,000	1A	Handymax
62	Hull 2391	HMD	(24)	52,000		MR
63	Hull 2392	HMD	(24)	52,000		MR
64	Hull 2449	HMD	(24)	52,000		MR
65	Hull 2450	HMD	(24)	52,000		MR
66	Hull 2458	HMD	(24)	52,000		MR
67	Hull 2459	HMD	(24)	52,000		MR
68	Hull 2460	HMD	(24)	52,000		MR
69	Hull 2461	HMD	(24)	52,000		MR
70	Hull 2492	HMD	(24)	52,000		MR
71	Hull 2493	HMD	(24)	52,000		MR
72	Hull 2445	HMD	(24)	52,000		MR
73	Hull 2474	HMD	(24)	52,000		MR
74	Hull 2475	HMD	(24)	52,000		MR
75	Hull 2490	HMD	(24)	52,000		MR
76	Hull S1138	SPP	(25)	52,000		MR
77	Hull S1139	SPP	(25)	52,000		MR
78	Hull S1140	SPP	(25)	52,000		MR
79	Hull S1141	SPP	(25)	52,000		MR
80	Hull S1142	SPP	(25)	52,000		MR
81	Hull S1143	SPP	(25)	52,000		MR
82	Hull S1144	SPP	(25)	52,000		MR
83	Hull S1145	SPP	(25)	52,000		MR
84	Hull S1167	SPP	(25)	52,000		MR
85	Hull S1168	SPP	(25)	52,000		MR
86	Hull S1169	SPP	(25)	52,000		MR
87	Hull S1170	SPP	(25)	52,000		MR
88	Hull S5123	SPP	(25)	52,000		MR
89	Hull S5124	SPP	(25)	52,000		MR
90	Hull S5125	SPP	(25)	52,000		MR
91	Hull S703	HSHI	(26)	114,000		LR2
92	Hull S704	HSHI	(26)	114,000		LR2
93	Hull S705	HSHI	(26)	114,000		LR2
94	Hull S706	HSHI	(26)	114,000		LR2
95	Hull S709	HSHI	(26)	114,000		LR2
96	Hull S710	HSHI	(26)	114,000		LR2
97	Hull S715	HSHI	(26)	114,000		LR2
98	Hull S716	HSHI	(26)	114,000		LR2
99	Hull 5394	DSME	(27)	114,000		LR2
100	Hull 5395	DSME	(27)	114,000		LR2
101	Hull 5398	DSME	(27)	114,000		LR2
102	Hull 5399	DSME	(27)	114,000		LR2

	Total newbuilding product tankers DWT			3,408,000

	Total Fleet DWT			6,365,482

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	This vessel is on a short term time charter for up to 120 days at approximately $19,000 per day.
(6)
This vessel is on a time charter agreement for two years at $16,000 per day.  The agreement also contains a 50% profit sharing provision whereby we split all of the vessel's profits above the daily base rate with the charterer.

(7)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(8)	The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel's profits and losses above or below the daily base rate with the vessel’s owner.
(9)	We have an option to extend the charter for an additional year at $13,500 per day.
(10)	We have an option to extend the charter for an additional year at $13,250 per day.
(11)	We have an option to extend the charter for an additional year at $13,550 per day.
(12)	We have an option to extend the charter for an additional year at $13,550 per day.
(13)	We have an option to extend the charter for an additional year at $15,150 per day.
(14)	We have options to extend the charter for up to two consecutive one year periods at $15,200 per day and $16,200 per day, respectively.
(15)	We have an option to extend the charter for an additional year at $15,700 per day.
(16)
The daily base rate represents the average rate for the three year duration of the agreement.  The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(17)
We have an option to extend the charter for an additional year at $12,500 per day.  We have also entered into an agreement with the vessel's owner whereby we split all of the vessel's profits above the daily base rate.

(18)	We have an option to extend the charter for an additional year at $15,000 per day.
(19)	We have options to extend the charter for up to two consecutive one year periods at $16,250 per day and $17,250 per day, respectively.
(20)	We have an option to extend the charter for an additional six month at $15,500 per day.
(21)	We have an option to extend the charter for an additional six months at $15,500 per day.
(22)	We have an option to extend the charter for an additional six months at $16,250 per day.
(23)	We have an option to extend the charter for one year at $17,550 per day.
(24)
These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea).  23 vessels are expected to be delivered in 2014 and five vessels in the first and second quarters of 2015.

(25)	These newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea). 11 vessels are expected to be delivered in 2014 and four in the first and second quarters of 2015.
(26)
These newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd.).  Six vessels are expected to be delivered in the third and fourth quarters of 2014 and two in the first quarter of 2015.

(27)
These newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering).  Two vessels are expected to be delivered in the fourth quarter of 2014 and two in the second quarter of 2015.

Business Strategy, Dividend Policy, and Stock Buyback Program

Business Strategy
The Company’s primary objectives are to profitably grow the business and emerge as a major operator of product tanker vessels. The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions.  The Company is currently concentrating on these sectors because of their attractive fundamentals which the Company believes includes:
•	increasing demand for refined products.
•	increasing ton miles (distance between production and areas of demand), and
•	reduced order book.

Dividend Policy

The declaration and payment of dividends is subject at all times to the discretion of the Company’s board of directors. The timing and amount of dividends, if any, depends on the Company’s earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

On April 28, 2014, the Company’s board of directors declared a quarterly cash dividend of $0.09  per share, payable on June 12, 2014 to all shareholders as of May 27, 2014 (the record date).  On March 26, 2014, the Company paid a quarterly cash dividend on its common stock of $0.08 per share to all shareholders as of March 11, 2014 (the record date).

Share Buyback Program

On July 9, 2010, the Company’s board of directors authorized a share buyback program of up to $20 million.  The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

As of April 28, 2014, the Company has purchased $18.9 million of shares in the open market at an average price of $7.80.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 19 tankers (two LR1 tankers, one Handymax tanker, 15 MR tankers, and one post-Panamax tanker) with an average age of 2.9 years, time charters-in 28 product tankers (eight LR2, six LR1, six MR and eight Handymax tankers), and has contracted for 55 newbuilding product tankers (29 MR, 12 LR2, and 14 Handymax ice class-1A product tankers), 42 are expected to be delivered to the Company throughout 2014 and 13 in 2015. The Company also owns approximately 26% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-GAAP Measures
This press release describes adjusted net income and Adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-GAAP" measure).  The Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Adjusted net income / (loss)
	For the three months ended March 31, 2014
In thousands of U.S. dollars except per share and share data	Amount	Per share
Net income	$53,338	$0.28
Adjustments:
Unrealized gain on derivative financial instruments	(47)	(0.00)
Gain on sale of VLCCs	(51,419)	(0.27)
Total adjustments	(51,466)	(0.27)
Adjusted net income	$1,872	$0.01

Adjusted EBITDA
	For the three months ended March 31,
In thousands of U.S. dollars	2014	2013
Net income	$53,338	$6,610
Financial expenses	399	1,399
Unrealized gain on derivative financial instruments	(47)	(44)
Financial income	(27)	(181)
Depreciation	5,953	4,767
Depreciation component of our net loss from associate	744	-
Amortization of restricted stock	6,955	500
Gain on sale of VLCCs	(51,419)	-
Adjusted EBITDA	$15,896	$13,051

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616